UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 1)

FIVE STAR PRODUCTS, INC.
(Name of Subject Company)

FIVE STAR PRODUCTS, INC.
(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

33831M107
(CUSIP Number of Class of Securities)

Ira J. Sobotko
Senior Vice President, Finance,
Secretary and Treasurer
Five Star Products, Inc.
10 East 40th Street, Suite 3110
New York, New York 10016
(646) 742-1699
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies To:

Frank E. Lawatsch, Jr.
Day Pitney LLP
7 Times Square
New York, New York 10036-7311
(212) 297-5800

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2008, amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the SEC on July 24, 2008 by Five Star Products, Inc., a Delaware corporation (“Five Star” or the “Company”). This Amendment relates to the offer by NPDV Acquisition Corp. (“NPDV Acquisition Corp”), a Delaware corporation and wholly-owned subsidiary of National Patent Development Corporation, a Delaware corporation (“National Patent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Five Star at a price of $0.40 per Share, net to the seller in cash, without interest thereon and less any amounts required to be withheld under applicable law, upon the terms and subject to the conditions set forth in the amended and restated Offer to Purchase dated August 12, 2008 (the “Offer to Purchase”) and in the related amended and restated Letter of Transmittal (which, together with the Offer to Purchase, with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are attached to Amendment No. 1 to the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO, filed by National Patent and NPDV Acquisition Corp with the SEC on August 12, 2008 (as such may be amended or supplemented from time to time, the “Schedule TO”) as Exhibits (a)(1)(viii) and (a)(1)(ix), respectively. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

The Schedule 14D-9, as amended by this Amendment, also relates to the Tender Offer and Merger Agreement, dated as of June 26, 2008, as may be amended from time to time, by and among National Patent, NPDV Acquisition Corp. and Five Star (the “Tender Offer Agreement”). The Tender Offer Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, NPDV Acquisition Corp. will be merged with and into Five Star, with Five Star continuing as the surviving corporation, wholly-owned by National Patent.

The information set forth in the Schedule 14D-9 is incorporated into this Amendment by reference to all of the applicable items in the Schedule 14D-9, except to the extent that such information is amended and supplemented as specifically provided in this Amendment. You should read this Amendment together with the Schedule 14D-9.

FORWARD-LOOKING STATEMENTS

The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expected,” “estimated,” and “projects” and similar expressions. These statements are based on assumptions and assessments made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments and other factors its believes to be appropriate and involve risks and uncertainties relating to the occurrence of future events.

Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those envisioned by such forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct. Other risks and uncertainties concerning the Company’s performance are set forth in reports and documents filed by the Company with the SEC.

ITEM 3.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The section entitled “Material Agreements between Five Star and National Patent and Their Respective Directors and Executive Officers” in Item 3 is hereby amended and restated in its entirety as set forth below:

The Company and National Patent have entered into material agreements with their respective executive officers and directors. As described below, certain of these agreements were entered into in connection with the execution of the Tender Offer Agreement and provide for payments to be made to the parties thereto as consideration for the cancellation of certain outstanding equity awards held by them (collectively, the “Letter Agreements”). Each of the following Letter Agreements will terminate if the Merger is not consummated by December 31, 2008.

On June 26, 2008, Five Star and National Patent entered into letter agreements with Bruce Sherman, Ronald Kampner, Charles Dawson, Joseph Leven and Ira Sobotko pursuant to which each will receive a cash payment promptly following the completion of the Merger (or such earlier date as selected by Five Star) as consideration for his agreement not to exercise certain outstanding stock options previously granted to him and for past and future services rendered to the Company. The following list sets forth the number of options held by each person, the exercise price of these options and the purchase price to be received by each person (subject to reduction for withholding taxes), respectively: Sherman, 400,000 options, $0.38 per share, $32,000; Kampner, 200,000 options, $0.75 per share, $6,000; Dawson, 125,000 options, $0.38 per share, $10,000; Leven, 125,000 options, $0.38 per share, $10,000; Sobotko, 125,000 options, $0.78 per share, $4,375.

Five Star and National Patent also entered into a letter agreement with John C. Belknap pursuant to which 667,000 unvested shares of restricted stock previously granted to Mr. Belknap will be forfeited. As consideration for the cancellation of these unvested shares, and in consideration for past and future services, Mr. Belknap will receive a purchase price of $120,034 (subject to reduction for withholding taxes) promptly following completion of the Merger (or such earlier date as selected by Five Star).

The value of the consideration paid pursuant to the letter agreements discussed above was determined using the following methodologies: With respect to the stock option agreements, a current value was determined based upon a Black Scholes calculation and discounted by 50% for vesting risk. The use of the Black Scholes valuation model for the stock options is consistent with the valuation model used in Five Star’s financial statements. With respect to the restricted stock agreement, the current value of the 667,000 shares of unvested and unissued restricted stock was calculated based upon the present value of such unvested and unissued restricted stock, discounted by 50% for vesting risk.

Additional information regarding the directors and executive officers of the Company and National Patent and the material agreements to which they are a party can be found in Schedule A (“Information Concerning the Directors and Executive Officers of Five Star Products, Inc., National Patent Development Corporation and NPDV Acquisition Corp.”) and Schedule C (“Terms of Specific Agreements”) in the Offer to Purchase, which is incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 is hereby amended and restated in its entirety as follows:

(a)	Solicitation or Recommendation.

Five Star’s Special Committee, after careful consideration and consultation with the Special Committee’s financial and legal advisers, and based on the Special Committee’s consideration of the past and anticipated future business and financial results of Five Star, the advantage to Five Star operating as a wholly-owned, rather than a majority-owned, subsidiary of National Patent, and the Burnham fairness opinion, has determined that it is fair and in the best interests of the Company’s unaffiliated stockholders to enter into the Tender Offer Agreement and to consummate the Offer and the Merger.

In particular, the Special Committee noted that Five Star needed to implement a facilities relocation plan in the near future. The Special Committee believed that Five Star’s historical results and existing debt load, the recent downturn in Five Star’s business, and the tight credit environment would all make it difficult for Five Star to access the funds necessary to implement the plan if it continued as a majority-owned subsidiary of National Patent The Special Committee believed that operating as a wholly-owned subsidiary of National Patent would give Five Star easier access to National Patent’s resources, would result in the conversion of the JL Extended Note, and would eliminate Five Star’s expense of operating as a separate public company, all of which would aid in implementing the plan.

In its determination of procedural fairness, the Special Committee noted the following factors: (i) the appointment by the Five Star Board of Directors of the Special Committee with an independent financial advisor and legal counsel, (ii) the Burnham opinion and report, (iii) the same consideration being paid in the Offer and Merger, (iv) the fiduciary out provision in the Tender Offer Agreement, (v) the availability of appraisal rights to Five Star stockholders voting against the Merger, and (vi) the obligation of National Patent to consummate the Merger is not conditioned on appraisal rights not being exercised with respect to more than a specified number of Shares. As noted below, the Special Committee did not believe that adding a “majority of the minority” approval provision in the Tender Offer Agreement would be in the best interests of the Five Star unaffiliated stockholders.

In addition, each of the Special Committee and the Five Star Board of Directors has based its fairness determination on the analysis of factors undertaken by Burnham, and expressly adopts Burnham’s analysis and discussion as its own.

Five Star’s Board of Directors, after careful consideration and consultation with the Company’s financial and legal advisors, has unanimously (i) approved and declared advisable the Tender Offer Agreement and the transactions contemplated thereby, including the Offer and the Merger and (ii) determined that the terms of the Tender Offer Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Five Star and the stockholders of Five Star. Accordingly, the Board unanimously recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer and, if necessary, approve the Tender Offer Agreement.

(b)	Reasons.

Background of the Offer.

Between May and June of 2007 counsel to National Patent developed various transaction structures which would have the end result of Five Star becoming a wholly-owned subsidiary of National Patent. The various transaction structures were discussed by management of National Patent in the context of an acquisition transaction then under consideration. On July 30, 2007 the Board of Directors of National Patent formed a special committee to consider a possible tax-free stock for stock merger pursuant to which Five Star would become a wholly-owned subsidiary of National Patent. The Board of Directors authorized the special committee to engage counsel, investment bankers and such other professional advisors and to take such other actions as the committee might deem necessary or desirable to assist it in reviewing a possible transaction. The special committee of National Patent served from July 30, 2007 through November 2, 2007 and was comprised of Lawrence G. Schafran and Talton R. Embry. The members of the special committee of National Patent were not paid for their service on such special committee. Among the factors considered in considering this proposal were the following:

•	The elimination of costs associated with Five Star operating as a public company.

•	The more complete alignment of interests of National Patent with those of Five Star.

•	The improvement of exchange listing possibilities by deepening the stockholder base and increasing the market capitalization for National Patent through addition of Five Star minority stockholders.

•	The benefits of potential tax consolidation of the entities and associated potential tax benefits of the combined entity.

•	The increase in flexibility with respect to financing activities of National Patent and Five Star.

•	The simplified management structure of a single entity.

•	The concern that Five Star equity would not likely be accepted as “acquisition currency” as long as National Patent remained a controlling stockholder.

On August 8, 2007 the Board of Directors of Five Star formed a Special Committee to consider the above transaction and authorized the Special Committee to engage counsel, investment bankers and such other professional advisors and to take such other actions as the Special Committee might deem necessary or desirable to assist it in reviewing a possible transaction. The Special Committee was given an indefinite period of service and was comprised of Carll Tucker, Five Star’s independent director. Mr. Tucker was paid $50,000 for his service on the Special Committee. On August 22, 2007 the National Patent special committee held an initial meeting to appoint counsel, interview bankers and consider the role, duty and fiduciary responsibility of such special committee.

Between September and October of 2007 complexities related to the appropriate valuation of the two entities and Five Star’s desire to proceed with the consideration of a potential acquisition transaction (which could not be efficiently completed concurrently with the proxy process and other securities law related activities required to complete the merger transaction) resulted in an abandonment of further consideration of the stock for stock merger. On November 2, 2007 the special committee of National Patent recognized the decision of both

National Patent and Five Star to abandon the merger process and ceased active consideration of the transaction.

On April 10, 2008 the Board of Directors of National Patent authorized National Patent management to explore with Five Star a cash tender for all of the Shares of Five Star followed by a cash merger which would result in Five Star being a wholly-owned subsidiary of National Patent and requested that they report back to the Board of Directors. The Board of Directors of National Patent declared that there existed no need for a special committee of the Board of Directors of National Patent due to the fact that the new proposed transaction would be substantially less complex than a stock for stock merger. Among the rationale for proceeding with the consideration of a cash transaction (as opposed to the stock merger considered in 2007) were the potential for a stock for stock merger to result in a large number of stockholders holding a very small number of shares in National Patent, the dilution effect of a stock for stock merger, limits on the reinvestment options of Five Star stockholders receiving stock instead of cash, the disincentive to use National Patent stock in an acquisition transaction if its stock is believed to be undervalued, the greater return from increased ownership of Five Star, the reduction of risk to Five Star stockholders in a cash offer, and potentially reduced transaction time and cost.

On April 21, 2008 the Board of Directors of Five Star requested that its Special Committee engage in discussions with National Patent with respect to the potential for a cash tender offer and merger, and it reaffirmed and expanded the authority of the Committee as originally established in August 2007. In connection with this request, on April 23, 2008 the Five Star Special Committee engaged Duane Morris LLP as legal counsel, considered the role, duty and fiduciary responsibility of the Committee and appointed Burnham Securities Inc. as the Special Committee’s financial advisor subject to the negotiation and execution of a satisfactory engagement letter. On April 24, 2008 the Special Committee signed an engagement letter with Burnham Securities to act as financial advisor to the Committee. A representative of Duane Morris LLP attended each meeting of the Special Committee.

On May 9, 2008 the Board of Directors of National Patent and the Five Star Special Committee and Board tentatively called meetings for May 15 and 16 to consider the potential cash tender offer and merger. On May 13, 2008, based upon the fact that Five Star’s net income since the Board’s April 10, 2008 authorization to explore the cash tender offer and merger transaction trended below the same period in 2007, and the substantial decline in the market price of the Five Star common stock during the same period, management of National Patent recommended to the Board of Directors of National Patent that it suspend discussions related to the tender offer to give the Board an opportunity to analyze the trends in Five Star financial performance in light of market conditions and the decline in the market price for Five Star common stock. The Board of Directors of National Patent accepted management’s recommendation and requested that management suspend discussions with the Five Star Special Committee. On June 16, 2008, the Board of Directors of National Patent reviewed Five Star’s financial performance for May 2008, which demonstrated a continuing trend of net income at levels below the same period in 2007, as well as a decrease in sales for the month of May 2008 as compared to May 2007, and the continued trading of Five Star common stock substantially consistent with market trend existing on April 10, 2008. The National Patent Board of Directors

then authorized management to continue negotiations with the Special Committee on the cash tender offer and merger transaction in light of this additional information.

On June 19, 2008 the Special Committee met to review the draft Tender Offer Agreement and discuss certain provisions thereof with counsel, including the top-up option, the timing of the conversion of the Extended JL Note, and provisions relating to the cancellation of outstanding stock options and unvested shares of restricted stock. The Special Committee also discussed with counsel whether to request that National Patent add a “majority of the minority” approval provision in the Tender Offer Agreement, and determined that it would not be in the best interests of the Five Star unaffiliated stockholders to make such a request. The Special Committee made this determination based on its view that substantially all Five Star unaffiliated stockholders who would otherwise vote in favor of the Merger (if a vote were required) would tender their Shares in the Offer. Therefore, the unaffiliated stockholders that would remain after the Offer would consist largely of stockholders who would either vote against the Merger or not vote at all, so a “majority of the minority” approval provision in the Tender Offer Agreement would likely result in the Tender Offer Agreement not receiving the required approval, which would deprive the non-voting unaffiliated stockholders of consideration which the Special Committee has determined is fair and in their best interests. In making its determination, the Special Committee also took into account that since many of Five Star’s stockholders own less than 1,000 Shares, there was likely to be a relatively large number of stockholders who neither tendered in the Offer nor voted on the Merger (if a vote were required) because of their limited economic interest in Five Star. Finally, the Special Committee considered that any unaffiliated stockholder opposed to the Merger would be able to exercise appraisal rights. The Special Committee then directed that counsel submit comments on the Agreement to representatives of National Patent. The Special Committee did not attempt to obtain a higher offer price from National Patent. Burnham Securities Inc. was also present for a portion of the meeting at which time its representatives reviewed with the Committee a draft fairness opinion. While the Special Committee and its counsel had had prior informal discussions with Burnham Securities Inc. about the fairness opinion, this was the initial formal presentation made by Burnham Securities Inc. to the Special Committee about the opinion.

On June 20, 2008 the Special Committee met to review agreements relating to equity awards held by officers and directors of Five Star. The letter agreements proposed that such officers and directors of Five Star would agree to, among other things, (i) not exercise outstanding options to purchase Five Star common stock through Closing and (ii) relinquish all rights under existing equity award agreements with Five Star. As consideration for these agreements not to exercise, the cancellation of the outstanding options and the termination of the option agreements, and in consideration for past and future services rendered by and to be rendered by each such officer and director to Five Star, such officers and directors would receive a payment promptly following the completion of the Merger. The presentation to the Special Committee included a presentation by Mr. Sobotko on the methodology utilized to identify the proposed consideration as set forth in the draft letter agreements. After discussions with counsel regarding the terms of the letter agreements and their context in light of the terms and conditions of the Tender Offer Agreement, the Special Committee took action to approve the letter agreements.

On June 26, 2008 the Board of Directors of National Patent and the Board of Directors and Special Committee of Five Star met separately and reviewed and approved the Tender Offer Agreement as presented at each of said meetings, the Offer, the Merger and the transactions contemplated thereby. The Special Committee determined that the Burnham fairness opinion was satisfactory in form and substance and Burnham delivered its fairness opinion to the Special Committee and Five Star.

In early June 2008, prior to the announcement of the Offer, National Patent management was contacted by a third party to arrange an informal meeting to discuss general business matters. A meeting was scheduled for early July 2008 and occurred subsequent to the announcement of the Offer. At the meeting, the third party expressed to management an interest in exploring an acquisition of Five Star, and subsequently orally communicated a highly tentative preliminary indication of interest in the potential price range of $0.45 to $0.48 per share, subject to a full due diligence review. This informal indication of interest did not contemplate the potential dilutive effect of the conversion of the JL Note or the acceleration of restricted stock and stock options upon a change in control. Management determined that the matter was not worth pursuing and terminated further communication.

On July 16, 2008, the Special Committee met to discuss the indication of interest and determined that it did not constitute a Superior Proposal (as defined in the Tender Offer Agreement; see Special Factors—Section 8 (“The Tender Offer Agreement”) in the Offer to Purchase) because it (i) was not in writing, (ii) was based on incomplete information, (iii) was subject to due diligence, (iv) provided no information about the ability of the third party to finance the acquisition of Five Star, and (v) could not be consummated without the approval of National Patent, which had indicated it was not interested in pursuing it. The Special Committee then reaffirmed its determination that it is fair and in the best interests of Five Star’s unaffiliated stockholders to consummate the Offer and Merger.

On August 6, 2008, The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund and The Gabelli Convertible and Income Securities Fund Inc. (collectively, the “Warrantholders”), holders of warrants to purchase an aggregate of 1,423,886 shares of National Patent common stock, dated as of December 3, 2004 (the “Warrants”), contacted National Patent regarding their desire to modify the exercise price and expiration date of the Warrants. On August 11, 2008, National Patent and the Warrantholders amended the Warrants to (i) extend the expiration date of the Warrants from August 14, 2008 to August 15, 2008 and (ii) reduce the exercise price of the Warrants from $3.57 per share to $2.50 per share.

Report of Burnham Securities Inc. to Five Star’s Special Committee and Board of Directors

Retention of Burnham Securities Inc.

Burnham Securities Inc. (“Burnham”) acted as financial advisor to the Special Committee of the Board of Directors of Five Star in connection with the transaction and received a fee for its services, a substantial portion of which was contingent upon the rendering of the opinion (but not on the conclusions reached in the opinion). In the two years prior to the date hereof, Burnham has provided financial advisory services to the independent director of Five Star separate and apart from services rendered in connection with the Offer and Merger, and received a fee of $50,000 in connection with such services. Burnham may also seek to provide services to Five Star and National Patent in the future and would expect to receive fees for such services.

Pursuant to the terms of an engagement letter dated April 24, 2008, the Special Committee formally retained Burnham to render an opinion as to the fairness, from a financial point of view, to the stockholders of Five Star (other than National Patent and NPDV Acquisition Corp.) of the consideration to be received by Five Star stockholders in the Offer and Merger. The Special Committee retained Burnham based on Burnham’s qualifications, experience and expertise including Burnham’s experience in the valuation of businesses of Five Star’s size and their experience in providing independent financial opinions to special committees. Burnham is a nationally recognized firm. As part of Burnham’s investment banking activities, Burnham regularly engages in the valuation of businesses and their securities in connection with tender offers and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate financings and other purposes. Pursuant to Burnham’s engagement letter, Five Star agreed to pay Burnham a fee of $125,000 in respect of Burnham’s fairness opinion, payable $50,000 upon signing of the engagement letter and $75,000 if and when the opinion was rendered. Five Star also agreed to reimburse Burnham for out-of-pocket expenses and disbursements, including reasonable counsel fees. Such $125,000 fee has been paid to Burnham, and Five Star has agreed to pay Burnham an additional $7,500 for services rendered in connection with the Offer and Merger after the delivery of their opinion.

The engagement letter contains terms in which Five Star agrees to indemnify Burnham and each of its affiliates, officers, directors, employees, agents, counsel and controlling persons, against certain liabilities and expenses arising out of its engagement. Neither Five Star nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

Opinion of Burnham Securities Inc.

Based on and subject to the factors discussed below under Report of Burnham Securities Inc. to Five Star’s Special Committee and Board of Directors, Burnham rendered its opinion to Five Star’s Special Committee and Board of Directors that the consideration to be received in the Tender Offer and Merger by the stockholders of Five Star, other than National Patent and its subsidiaries, is fair from a financial point of view to such stockholders.

Report of Burnham Securities Inc. to Five Star’s Special Committee and Board of Directors

The Special Committee retained Burnham to act as its financial advisor and to render to the Special Committee and the Board of Directors of Five Star an opinion as to the fairness, from a financial point of view, of the consideration to be received by the stockholders of Five Star, other than National Patent and its subsidiaries, in the Offer and the Merger.

Burnham delivered to the Special Committee, on June 26, 2008, its opinion.

For purposes of the opinion, Burnham:

•	reviewed certain publicly available financial statements and other business and financial information of Five Star;

•	reviewed certain internal financial statements and other financial and operating data concerning Five Star;

•	reviewed certain financial projections prepared by management of Five Star;

•	discussed the past and current operations and financial condition and the prospects of Five Star with senior executives of Five Star;

•	reviewed the limited trading in Five Star’s common stock and Five Star’s comparatively small market capitalization;

•	compared the market prices and trading history of Five Star’s common stock with those of certain other publicly-traded companies that Burnham deemed relevant (as reported by reliable information sources);

•	reviewed the financial terms and premiums paid, to the extent publicly available, of certain other transactions;

•	considered Five Star’s prospects if it were to remain independent (as well as the risks involved in achieving those prospects);

•	reviewed drafts of the Tender Offer Agreement as they became available; and

•	performed such other analyses and considered such other factors as we have deemed appropriate.

The full text of the written opinion and report of Burnham, dated June 26, 2008, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Exhibit (a)(5)(i) to this Schedule 14D-9 and is incorporated herein by reference. This summary of Burnham’s opinion is qualified in its entirety by reference to the full text of such opinion. Stockholders are urged to, and should, read carefully such opinion in its entirety.

In delivering its opinion to the Special Committee and Five Star Board of Directors, Burnham prepared and delivered to the Special Committee and Five Star Board of Directors written materials containing various analyses and other information material to the opinion.

Historical Share Price Performance and Relevant Transaction

Burnham reviewed the trading history of the Shares. Burnham observed that the low and high trading prices of Five Star common stock in the 52 weeks prior to June 24, 2008 were $0.28 and $0.94, respectively and that the closing price on June 24, 2008 was $0.30.

Burnham also noted that in March 2008, Leslie Flegel resigned as director and Chairman of the Board of Five Star and as a director of National Patent. In connection with his resignation, Mr. Flegel entered into an agreement and release pursuant to which Mr. Flegel and members of his family sold 2,000,000 shares of Five Star common stock to National Patent at $0.60 per share. Concurrently, Mr. Flegel sold 200,000 shares of National Patent common stock (convertible into 1,200,000 shares of Five Star common stock) to National Patent at a price of $3.60 per share. At the time the agreement and release was negotiated, in the first ten days of March, Five Star common stock was trading at a high of $0.65 and a low of $0.50. The purchase price took into account the fact that the purchase of Mr. Flegel’s shares enabled National Patent to come closer to the number of shares permitting consolidation of Five Star’s results for tax purposes and that pursuant to the agreement and release Mr. Flegel agreed to keep information regarding National Patent and Five Star confidential and to a one-year non-compete agreement, and certain other restrictions.

Market Approach: Selected Public Companies Analysis

Burnham compared Five Star to selected public companies comparable to Five Star. Burnham considered the following market valuation parameters (or “multiples”): Enterprise Value to EBITDA, Enterprise Value to Revenue, Price to Net Income and Price to Book Value. Burnham generated a list of publicly traded companies that were potentially comparable to Five Star’s distribution operations of Abatix Corp., QEP Co. Inc., Interline Brands Inc. and Huttig Building Products Inc.

Burnham derived the following information for these companies from the latest twelve month financials and public market information, as available.

	Enterprise				Net	Book
($ in millions)	Value	EBITDA	Revenues	Price	Income	Value
Abatix Corp.	$14.4	$2.5	$68.9	$8.6	$1.0	$12.4
QEP Co. Inc.	49.6	11.1	217.5	19.0	2.2	21.2
Interline Brands Inc.	859.0	127.2	1,232.8	515.6	50.2	368.3
Huttig Building Products Inc.	88.7	−4.3	819.2	40.7	−14.6	81.5
Implied by the Proposed Transaction
Five Star	37.0	3.7	125.3	6.7	1.0	6.7

Burnham calculated the following relevant valuation multiples from the financial and market information above.

Valuation Multiples

	EV /		EV /		Price /		Price /
	EBITDA		Revenue		Net Income		Book Value
Abatix Corp.	5.7	x	0.2	x	8.7	x	0.7	x
QEP Co. Inc.	4.5	x	0.2	x	8.6	x	0.9	x
Interline Brands Inc.	6.8	x	0.7	x	10.3	x	1.4	x
Huttig Building Products Inc.	NM		0.1	x	NM		0.5	x
Implied by the Proposed Transaction
Five Star	10.0	x	0.3	x	7.1	x	1.0x

Applying the above multiples to the relevant Five Star financials for the latest available twelve months, Burnham derived a range of estimated values per share of Five Star. A negative estimated value per share indicates that the enterprise value implied by the valuation multiple and the relevant Five Star financials would be insufficient to meet the Company’s debt obligations.

Estimated value per share of Five Star

	EV /	EV /	Price /	Price /
	EBITDA	Revenue	Net Income	Book Value
Abatix Corp.	−$0.55	−$0.24	$0.49	$0.28
QEP Co. Inc.	−0.82	−0.10	0.49	0.36
Interline Brands Inc.	−0.32	3.39	0.58	0.56
Huttig Building Products Inc.	NM	−0.99	NM	0.20
Implied by the Proposed Transaction
Five Star	0.40	0.40	0.40	0.40

Using the selected public companies analysis and information described, Burnham calculated an estimated enterprise valuation range of $13.6 million to $87.3 million for Five Star. The broad enterprise valuation range occurs because several of the comparable companies operate on a significantly larger scale than Five Star. Companies with a revenue and EBITDA size most comparable to Five Star trade at the lower end of the multiple ranges. In addition, the top end of the valuation range is attributable to the Enterprise Value / Revenue multiple which was skewed by one selected public company. Although Burnham did not exclude any multiples, the Enterprise Value / Revenue multiple does not take into account profitability relative to Five Star, which is more indicative of value than revenue. If this multiple were to be excluded, the estimated enterprise valuation range would be $16.5 million to $40.1 million. The enterprise value implied by the Proposed Transaction is $37.0 million.

Market Approach: Trading History

Burnham considered Five Star’s stock trading history for the last five years. Although shorter analyses of trading periods are sometimes utilized, Burnham selected a five-year period for its analysis because the shares of the Company trade infrequently and at a low average daily volume. Within that five-year period, excluding trading dates where National Patent filings indicated that they had made significant open market purchases of Five Star common stock, over 68% of Five Star’s share trading volume for the last five years has been on days where the closing price was at or below the Offer Price.

Between June 25, 2003 and June 24, 2008, Five Star’s common stock traded at between $0.09 and $0.91 per share, with the high achieved on November 5, 2007. Over this five year period, the average daily value of shares traded was less than $5,000, with no shares trading on 460 of the 1,258 potential trading dates (excluding dates where National Patent announced significant open market purchases).

Based on a range defined by the upper and lower quartiles (a range encompassing 50% of all trading volume in Five Star’s shares over the past five years), Burnham calculated an estimated enterprise valuation range of $34.1 million to $37.9 million. The enterprise value implied by the proposed transaction is $37.0 million.

Market Approach: Transaction Premium Analysis

Burnham reviewed transactions completed over the last 36 months where the tendering acquirer already owned a majority interest in the acquired public company.

For these four transactions considered by Burnham, in all instances the percentage of the companies acquired were significantly higher than in the Proposed Transaction.

Burnham derived the following information from the latest twelve month financials and public market information, as available, for these companies and transactions.

($ in millions, except per share
prices and ratios)			Prior Stock Price		Tender Premium
Closing		Tender
Date	Target	Price	1 Day	1 Month	1 Day	1 Month
3/19/2007	Crowley Maritime Corp.	$2,990.40	$1,970.00	$1,970.00	51.8%	51.8%
3/17/2006	William Lyon Homes	109.21	75.70	85.75	44.3%	27.4%
2/21/2006	Lafarge North America Inc.	85.50	82.35	58.33	3.8%	46.6%
12/13/2005	Virbac Corporation	5.75	3.67	3.85	56.7%	49.4%
Announced	Five Star	0.40	0.30	0.28	33.3%	42.9%

Burnham applied these tender premiums to the relevant Five Star prior stock prices to derive a range of estimated values per share of Five Star.

Estimated Value Per Share of Five Star

Closing
Date	Target	1 Day	1 Month
3/19/2007	Crowley Maritime Corp.	$0.46	$0.43
3/17/2006	William Lyon Homes	0.43	0.36
2/21/2006	Lafarge North America Inc.	0.31	0.41
12/13/2005	Virbac Corporation	0.47	0.42
Announced	Five Star	0.40	0.40

Using the transaction premium analysis described, Burnham calculated an estimated enterprise valuation range of $35.5 million to $38.2 million. The enterprise value implied by the Proposed Transaction is $37.0 million.

Income Approach: Discounted Cash Flow Analysis

The Discounted Cash Flow Analysis (“DCF”) utilizes the company’s internal forecasts and projections regarding its future operations and the cash flows expected to be derived therefrom in order to determine its value. Five Star’s management prepared projections and provided them to Burnham for fiscal years 2008 to 2012. These projections were prepared by an employee of both Five Star and NPDC and because of this potential conflict Burnham has given them less weight when considering the estimated enterprise valuation range implied by this methodology when considering the fairness of the proposed transaction. Burnham accepted Five Star’s projections without independent verification. Burnham then applied discount rates of 12%, 14% and 16% to the Company’s internal forecasts and projections regarding its future operations and cash flows. The 14% rate was calculated by blending Five Star’s cost of equity and after tax cost of debt at a sustainable long-term debt-to-equity ratio that was judgmentally selected by Burnham. Burnham calculated Five Star’s cost of equity by adding the 20 year treasury constant maturity rate published by the Board of Governors of the Federal Reserve System in their H.15 statistical release, the long-horizon expected equity risk premium (historical), the industry premium and the size premium published in 2008 Ibbotson Stocks, Bonds, Bills, and Inflation Valuation Yearbook. Burnham calculated the after tax cost of debt by adjusting the interest rate paid by the Company on its $2.8 million unsecured promissory note by the marginal tax rate. The discount rates of 12% and 16% were judgmentally selected by Burnham after considering, among other factors, the calculated 14% discount rate. Burnham is not in possession of, nor is it aware of, a credible source of, average discount rates for this industry.

Burnham then calculated a terminal value using the Growth model, which capitalizes terminal cash flows, and applied an appropriate discount rate. Based on this methodology, Burnham calculated an estimated enterprise valuation range of $14.9 million to $21.5 million. The estimated value per share of Five Star using the 12%, 14%, and 16% discount rates were ($0.52), ($0.76), and ($0.92), respectively. A negative estimated value per share indicates that the enterprise value implied by the discounted cash flow analysis would be insufficient to meet the Company’s debt obligations. The enterprise value implied by the proposed transaction is $37.0 million.

Valuation Summary

Burnham used the selected analyses above and arrived at a range of implied equity valuations for Five Star. Burnham derived an estimated enterprise valuation range of $13.6 million to $87.3 million for Five Star. Based on its relatively small size in comparison to the comparative distribution businesses, Five Star would not be expected to command a multiple at the high end of the range for distributors because the larger publicly traded distribution businesses carry a more diversified line of products and serve a broader geography and customer base than Five Star does, reducing their reliance on any one vendor or customer to generate their growth or to meet their projections. Burnham attributed the top end of the valuation range to the Enterprise Value / Revenue multiple. The exclusion of this multiple generates a much narrower estimated enterprise valuation range of $14.9 million to $40.1 million. The enterprise value implied by the proposed transaction is $37.0 million.

Key Consideration

Burnham considered National Patent’s ownership level in Five Star’s outstanding stock (82.3% assuming the conversion of the Extended JL Note) and the fact that Five Star would not be able to undertake any significant strategic initiatives without the support of National Patent. In addition, Five Star’s projections are contingent in part upon the successful execution of its facilities relocation plan which it is unlikely to quickly accomplish without the financial support of National Patent. Burnham also considered pressure due to the slowdown in the housing market in the home improvement space.

In preparing the opinion, Burnham assumed and relied upon the accuracy and completeness of all of the financial and other information provided to, reviewed or analyzed by it in connection with the opinion without making, or assuming any responsibility for making, any independent verification of such information. With respect to the prospective financial information, Burnham assumed that such information had been reasonably prepared on bases reflecting the best currently available estimates and judgments of Five Star’s management as to expected future financial performance, including, without limitation, the character, quantity or timing of any anticipated benefits of the proposed transaction. Burnham assumed no responsibility for and expressed no view as to such prospective financial information or the estimates and assumptions on which they are based. Burnham noted that Five Star and National

Patent employ Mr. Ira Sobotko as Principal Financial Officer, Principal Accounting Officer, Senior VP of Finance, Secretary and Treasurer. Burnham relied upon the assurances of management of Five Star that it is unaware of any facts that would make the historical or prospective financial and other information, including estimates of anticipated benefits of the proposed transaction, provided to Burnham incomplete or misleading. In addition, Burnham has not made, or assumed any responsibility for making, any independent evaluation or appraisal of the assets, including any intellectual property or intangible assets, or liabilities of Five Star. Burnham’s opinion is necessarily based on economic, market and other conditions as they exist and as they can be evaluated as of the date of the opinion. Subsequent developments may affect, and may in the future affect, Burnham’s opinion.

Availability of Report of Burnham Securities Inc.

A copy of the opinion and report of Burnham will be made available for inspection and copying at Five Star’s principal executive offices during its regular business hours by any interested Five Star stockholder or representative who has been so designated in writing. A copy of the opinion and report of Burnham will be transmitted by Five Star to any interested Five Star stockholder or representative who has been so designated in writing upon written request and at the expense of the requesting Five Star stockholder.

Reasons for the Recommendation

In evaluating the Tender Offer Agreement and the Offer and Merger contemplated by the Tender Offer Agreement, and in recommending that all public stockholders accept the Offer and approve and adopt the Tender Offer Agreement, Five Star’s Board of Directors consulted with its legal and financial advisors and considered a number of factors. In particular, the following considerations were discussed and evaluated:

•	The Special Committee has determined that it is fair and in the best interests of Five Star’s unaffiliated stockholders to enter into the Tender Offer Agreement and to consummate the Offer and the Merger.

•	The negotiated terms of the Tender Offer Agreement are reasonable and consistent with terms in similar transactions, including provisions relating to the timing of the Merger, the fact that the negotiated terms of the Tender Offer Agreement include provisions permitting the Five Star Board of Directors to consider superior proposals to the transactions and the fact that the negotiated terms of the Tender Offer Agreement provide for the same consideration for Shares whether tendered pursuant to the Offer or cashed out pursuant to the Merger.

•	The Board and the Special Committee has received an opinion from Burnham that the per Share price to be received by the stockholders is fair to unaffiliated stockholders from a financial point of view.

•	The presentation of Burnham regarding its analysis of various valuation reference ranges.

•	The benefits and detriments (including cost) to Five Star and its stockholders in connection with the continuation of Five Star as a public company.

•	The fact that the public stockholders would have no continuing equity interest in Five Star following the proposed transaction and therefore would not participate in any potential future growth or earnings or any potential future transaction that might occur at a later time if Five Star remained public.

•	The fact that the transaction would eliminate the risk to the public stockholders of any future decreases in the value of Five Star.

•	The capital costs and risks attendant to Five Star achieving its long range plans.

•	The relative size of Five Star as a public company and corresponding trading volume history and liquidity.

•	The assets, obligations, operations and earnings of Five Star and its subsidiaries taken as a whole and the prospects of Five Star based on its current and historical performance, management’s projections and uncertainties regarding the industry in which Five Star operates, each as they pertain to the implementation of Five Star’s facilities relocation plan and operational inefficiencies in operating as a separate public company.

•	The uncertainty of short-term and long-term economic conditions and political environment on Five Star and its products and services.

•	The Tender Offer Agreement contains a customary fiduciary out provision.

•	All of the terms and conditions of the Tender Offer Agreement taken as a whole.

•	Current and historical market prices of the common stock of Five Star.

•	The opportunity for the public stockholders to realize a substantial premium over the share prices immediately prior to the public announcement of the proposed transaction compared to the uncertainty of realizing an equivalent value in the future.

•	The procedural fairness of the proposed transaction including the ability of the Board to consider alternatives.

In determining the procedural fairness of the proposed transaction, Five Star’s Board of Directors considered the following factors: (i) the use of the Special Committee comprised solely of Five Star’s independent director, (ii) the retention by the Special Committee of Burnham to provide independent financial advice and deliver a fairness opinion to the Special Committee, (iii) the fact that the negotiated terms of the Tender Offer Agreement include provisions permitting the Five Star Board of Directors to consider superior proposals to the transactions and (iv) the fact that the negotiated terms of the Tender Offer Agreement provide for the same consideration for Shares whether tendered pursuant to the Offer or cashed out pursuant to the Merger. In light of these factors, Five Star’s Board of Directors determined that the Offer and Merger were fair from a procedural perspective.

In the course of reaching its decision to recommend the approval of the Tender Offer Agreement, the Offer and the Merger, Five Star’s Board of Directors considered the analyses and the opinion of Burnham, as summarized above, and considered the others factors listed above. In addition, Five Star’s Board of Directors considered the structure and terms of the Tender Offer Agreement, the current market prices of Five Star’s common stock and the historical prices of

Five Star’s common stock. In view of the variety of reasons and factors considered in connection with its evaluation of the Offer and the Merger, Five Star’s Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the reasons and factors considered by them, or make a determination that any factor was of particular importance. Rather, Five Star’s Board of Directors made their determinations and recommendations based upon the totality of the information presented to them and considered.

(c) Intent to Tender.  To the extent known by Five Star after making reasonable inquiry, the only executive officers, directors or affiliates who intend to tender Shares in the Offer are John C. Belknap and Ira J. Sobotko, each of whom intends to make such tender, and if necessary, vote such Shares in favor of the approval of the Tender Offer Agreement. To the extent known by Five Star, no other executive officer, director or affiliate intends to tender Shares in the Offer as no such executive officer, director or affiliate has any equity interest in Five Star (other than the equity securities subject to the Letter Agreements discussed in this Statement under Item 3—Past Contacts, Transactions, Negotiations and Agreement (“Material Agreements Between Five Star and National Patent and Their Respective Directors and Executive Officer”) and in Schedule C (“Terms of Specific Agreements”) in the Offer to Purchase).

ITEM 9.     Exhibits

Item 9 is hereby amended and supplemented by the following exhibits:

(a)(1)(viii)	Amended and Restated Offer to Purchase dated August 12, 2008 (incorporated herein by reference to Exhibit(a)(1)(viii) to Amendment No. 1 to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on August 12, 2008)
(a)(1)(ix)	Amended and Restated Letter of Transmittal (incorporated herein by reference to Exhibit(a)(1)(ix) to Amendment No. 1 to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on August 12, 2008)
(a)(1)(x)	Amended and Restated Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit(a)(1)(x) to Amendment No. 1 to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on August 12, 2008)
(a)(1)(xi)	Amended and Restated Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (incorporated herein by reference to Exhibit(a)(1)(xi) to Amendment No. 1 to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on August 12, 2008)
(a)(1)(xii)	Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit(a)(1)(xii) to Amendment No. 1 to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on August 12, 2008)
(a)(5)(i)	Opinion and report of Burnham Securities, Inc., including appendixes, to Five Star’s Special Committee and Board of Directors, dated June 26, 2008

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIVE STAR PRODUCTS, INC.

Date: August 12, 2008	By: /s/ JOHN C. BELKNAP John C. Belknap President and Chief Executive Officer (Principal Executive Officer)

EXHIBIT INDEX

(a)(1)(viii)	Amended and Restated Offer to Purchase dated August 12, 2008 (incorporated herein by reference to Exhibit (a)(1)(viii) to Amendment No. 1 to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on August 12, 2008).
(a)(1)(ix)	Amended and Restated Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ix) to Amendment No. 1 to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on August 12, 2008).
(a)(1)(x)	Amended and Restated Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(x) to Amendment No. 1 to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on August 12, 2008).
(a)(1)(xi)	Amended and Restated Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (incorporated herein by reference to Exhibit (a)(1)(xi) to Amendment No. 1 to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on August 12, 2008).
(a)(1)(xii)	Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(xii) to Amendment No. 1 to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on August 12, 2008).
(a)(5)(i)	Opinion and report of Burnham Securities, Inc., including appendixes, to Five Star’s Special Committee and Board of Directors, dated June 26, 2008.